                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            MEGO MORTGAGE CORPORATION
--------------------------------------------------------------------------------
                                (Name of issuer)


                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                   585165 10 3
--------------------------------------------------------------------------------
                                 (CUSIP number)

                               EUGENE I. SCHUSTER
                               GROWTH REALTY, INC.
                               321 FISHER BUILDING
                       3011 W. GRAND BOULEVARD, SUITE 321
                             DETROIT, MICHIGAN 48202
                                 (313) 871-3606
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                SEPTEMBER 2, 1997
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.


                              (Page 1 of 7 Pages)


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
-----------------------------------                                                      ------------------------------
CUSIP NO. 585165 10 3                                  SCHEDULE 13D                                   PAGE 2 OF 7 PAGES
-----------------------------------                                                      ------------------------------
-----------------------------------------------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        GROWTH REALTY, INC.
------------------------------------------------------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                  (a)
                                                                                                                           [ ]
                                                                                                                           (b)
                                                                                                                           [ ]
------------------------------------------------------------------------------------------------------------------------------
 3      SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

        OO               (SPIN-OFF)
------------------------------------------------------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)

------------------------------------------------------------------------------------------------------------------------------
 7      CITIZENSHIP OR PLACE OF ORGANIZATION

         MICHIGAN
------------------------------------------------------------------------------------------------------------------------------
     NUMBER OF SHARES                 8    SOLE VOTING POWER                                                    801,409 SHARES
    BENEFICIALLY OWNED
     BY EACH REPORTING
         PERSON WITH
                                    ------------------------------------------------------------------------------------------
                                      9    SHARED VOTING POWER                                                  119,000 SHARES

                                    ------------------------------------------------------------------------------------------
                                     10    SOLE DISPOSITIVE POWER                                               801,409 SHARES

                                    ------------------------------------------------------------------------------------------
                                     11    SHARED DISPOSITIVE POWER                                             119,000 SHARES

------------------------------------------------------------------------------------------------------------------------------
 12     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        920,409

------------------------------------------------------------------------------------------------------------------------------
 13     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                                                                           [ ]
------------------------------------------------------------------------------------------------------------------------------
 14     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.5%

------------------------------------------------------------------------------------------------------------------------------
 15     TYPE OF REPORTING PERSON*

        CO
------------------------------------------------------------------------------------------------------------------------------


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                            MEGO MORTGAGE CORPORATION

                                  SCHEDULE 13D

ITEM 1.           SECURITY AND ISSUER.

         This Statement relates to the Common Stock, $.01 par value per share ("Common Stock"), of Mego Mortgage Corporation, a Delaware corporation (the "Company").

         The Company's principal executive offices are located at 1000 Parkwood Circle, Suite 500, Atlanta, Georgia 30339, and its telephone number is (770) 952-6700.

ITEM 2.           IDENTITY AND BACKGROUND.

         This statement is being filed by Growth Realty, Inc., a private Michigan corporation (the "Reporting Person"). The business address of the Reporting Person is 321 Fisher Building, 3011 W. Grand Boulevard, Suite 321, Detroit, Michigan 89109. The Reporting Person engages in investment activities. The Reporting Person is the wholly owned subsidiary of Venture Funding, Ltd., a private corporation engaged in the venture capital business ("Venture"). Venture's business address is 321 Fisher Building, 3011 W. Grand Boulevard, Suite 321, Detroit, Michigan 89109. Eugene I. Schuster is the Chief Executive Officer and a majority stockholder of Venture.

         The executive officers and directors of the Reporting Person and their respective positions are as follows:

         Name                             Position

         Eugene I. Schuster               President and Director

         Monis Schuster                   Vice President, Secretary and Director

         The address for each of the officers and directors set forth above is c/o Growth Realty, Inc., 321 Fisher Building, 3011 W. Grand Boulevard, Suite 321, Detroit, Michigan 48202.

         None of Reporting Person, Venture or any of the above named officers and directors of the Reporting Person has, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Person is a stockholder of Mego Financial Corp. ("Mego Financial"). On September 2, 1997, Mego Financial distributed all of its 10.0 million shares of the Company's Common Stock, representing 81.3% of the outstanding Common Stock, to the stockholders of Mego Financial in a tax-free spin-off (the "Distribution").

         As a result of the Distribution, the Reporting Person received an aggregate of 801,409 shares of Common Stock (the "Direct Shares"), representing its proportionate ownership of the Common Stock of the Company held by Mego Financial. Additionally, Growth Realty Holdings, L.L.C., a Michigan limited liability corporation ("GRH") and stockholder of Mego Financial, received an aggregate of 119,000 shares of Common Stock (the "Indirect Shares," and together with the Direct Shares, the "Shares") in connection with the Distribution. GRH is owned by the Reporting Person, Eugene I. Schuster and Mr. Schuster's three children. The Reporting Person and GRH paid no consideration for the Shares received in the Distribution. As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 920,409 Shares of Common Stock.

ITEM 4.           PURPOSE OF THE TRANSACTION.

         The Reporting Person does not have any present plans or proposals which relate to or would result in:

                  (a) the acquisition or disposition by the Reporting Person of additional securities of the Company;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

                  (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                  (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors;

                  (e) any material change in the present capitalization or dividend policy of the Company;

                  (f) any material change in the Company's present business or corporate structure;


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



                  (g) changes in the Company's present charter, bylaws or similar instruments;

                  (h) causing a class of securities of the Company to be delisted from a national securities exchange or inter-dealer quotation system;

                  (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

                  (j) any action similar to those enumerated above.

         All of the Shares of Common Stock herein reported are held for investment purposes. Notwithstanding the foregoing, depending upon a variety of factors the Reporting Person may deem significant to its investment decisions, the Reporting Person may in the future purchase additional shares of Common Stock in open market or private transactions or may dispose or direct the disposition of all or some of the Shares of Common Stock it now owns, directly or indirectly, or may hereafter acquire.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         The Reporting Person may be deemed to be the beneficial owner of an aggregate of 920,409 Shares of Common Stock, which shares represent approximately 7.5% of the issued and outstanding Common Stock as of the date hereof (based on 12,300,000 shares of Common Stock issued and outstanding). The Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of all of the Direct Shares and the shared power to vote or direct the vote and dispose or direct the disposition of the Indirect Shares. The Reporting Person shares the power to vote and dispose of the Indirect Shares with GRH, Eugene I. Schuster and Mr. Schuster's three children.

         The business address of GRH is 321 Fisher Building, 3011 W. Grand Boulevard, Detroit, Michigan 48202. GRH engages in investment activities. GRH has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Except as otherwise described in this statement, the Reporting Person has had no transactions in the Common Stock during the past 60 days.

         No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Direct Shares beneficially owned by the Reporting Person. GRH has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Indirect Shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As stated above, the Reporting Person is the wholly owned subsidiary of Venture, of which Mr. Eugene I. Schuster is principal stockholder, Chief Executive Officer and a director. In addition, GRI, along with Mr. Schuster and Mr. Shuster's three children own GRH. Other than the foregoing relationships, none of the Reporting Person, Venture, GRH, Mr. Shuster or any other persons named in Item 2 above is a party to any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         None


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  GROWTH REALTY, INC.


                                                  By: /s/ Eugene I. Schuster
                                                     ---------------------------
                                                     Name:  Eugene I. Schuster
                                                     Title: President


                                                         September 11, 1997
                                                  ------------------------------
                                                                 Date


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